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July 18, 2016
Christian Windsor
Special Counsel
Office of Financial Services
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Central Valley Community Bancorp
    Registration Statement on Form S-4
    Pre-Effective Amendment No. 1
    File No. 333-212063
Dear Mr. Windsor:
Central Valley Community Bancorp (“Registrant”) has filed its pre-effective Amendment No. 1 (the “Amendment”) to its registration statement No. 333-212063 on Form S-4 (“Registration Statement”) relating to the registration of up to BFD shares of Registrant’s common stock to current holders of common stock in Sierra Vista Bank (“SVB”) in the connection with the merger of SVB into Registrant’s wholly owned subsidiary, Central Valley Community Bank.
In the Amendment, the Registrant has made revisions to address the comments in your July 5, 2016 letter regarding the Registration Statement (the “Letter”), as well as other revisions it has deemed appropriate. A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.
To assist your review, this letter contains details relating to revisions to the Registrant’s disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.
Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.
Responses to Comments
Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.
Registration Statement on Form S-4
Prospectus Cover Page
1.    The prospectus cover page has been amended to reflect all adjustments that may be made to the merger consideration. In addition, Central Valley Community Bancorp is registering an additional 184,851shares of its common stock (15% above the expected maximum) to be available for issuance if the trading price of Central Valley Community Bancorp stock materially underperforms immediately prior to the closing of the merger, and the parties proceed with the merger based on Central Valley Community Bancorp including additional shares as merger consideration. As the registration fee is calculated based on the book value of the target company, the registration fee does not change for the additional shares. If those shares are not required to be issued to complete the merger, Central Valley Community Bancorp has undertaken to de-register any unissued shares following the offering.

Christian Windsor
United States Securities and Exchange Commission
July 18, 2016

Questions and Answers About the Merger
2.    The discussion of adjustments to merger consideration has been expanded, and references to the SVB shareholders equity account as of a recent date have been added.
Federal Income Tax Consequences
3.    The discussion of tax consequences in the Registration Statement and the tax opinion provided by Downey Brand LLP have been amended to address this comment.
Undertakings
4.    The section on Undertakings has been amended to address this comment.
Exhibits
5, 6.    Exhibit 5.1 has been revised to address this comment, and also to provide for the additional shares being registered in Amendment No. 1.
7, 8.     The discussion of tax consequences in the Registration Statement and the tax opinion provided by Downey Brand LLP have been amended to address this comment.

Very truly yours,
DOWNEY BRAND LLP
Bruce Dravis

BD:jdw